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SECURITI **MISSION**
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50868

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/02____ **AND ENDING** ____12/31/02____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rosenthal Collins Equities, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 West Jackson Boulevard, 4th floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen C. Downs   312-795-7998
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (7-00)   *Persons who are to respond to the collection of information contained in this form are*

OATH OR AFFIRMATION

I, Maureen C. Downs, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Rosenthal Collins Equities, L.L.C., as of December 31, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

26th day of _February 2003_

Nancy J. Simenson
Notary Public

> OFFICIAL SEAL
> NANCY J SIMENSON
> NOTARY PUBLIC, STATE OF ILLINOIS
> My Commission Expires 3-26-2005

Maureen C. Downs
Signature

Maureen C. Downs
Executive Vice President

This report** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Rosenthal Collins Equities, L.L.C.

Statement of Financial Condition

December 31, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Rosenthal Collins Equities, L.L.C.
Table of Contents
December 31, 2002



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
Rosenthal Collins Equities, L.L.C.

We have audited the accompanying statement of financial condition of Rosenthal Collins Equities, L.L.C. as of December 31, 2002 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rosenthal Collins Equities, L.L.C. as of December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 12, 2003

Rosenthal Collins Equities, L.L.C.
Statement of Financial Condition
December 31, 2002

Assets

Cash	$	16,852
Receivable from clearing broker		8,493,022
Securities owned ($5,138,461 pledged)		6,681,378
Other assets		49,824
Total assets		**$ 15,241,076**

Liabilities and Member's Equity

Liabilities		
Securities sold, not yet purchased		$ 10,516,660
Accounts payable and accrued expenses		123,839
Total		10,640,499
Member's equity		4,600,577
Total liabilities and member's equity		**$ 15,241,076**

Rosenthal Collins Equities, L.L.C.
Notes to the Statement of Financial Condition
December 31, 2002

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Business—Rosenthal Collins Equities, L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, buying, selling and dealing as principal in securities and certain derivative financial instruments for its own account. The Company is a wholly owned, guaranteed subsidiary of Rosenthal Collins Group, L.L.C. (the "Parent"). All of the Company's transactions are cleared by another broker-dealer. The Company's operating agreement provides, among other things, that it shall dissolve no later than December 31, 2035.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Proprietary securities and derivative financial instruments transactions are recorded on the trade date. Positions are marked to market with resulting unrealized gains and losses reflected in revenue.

Income Taxes—Under provisions of the Internal Revenue Code, the Company is treated as a division of its Parent. Accordingly, the Company's taxable income or loss is included in the tax return of the Parent, which is an entity not subject to income tax.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are reflected at market or fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

Note 2 Receivable from Clearing Broker

Cash and financial instruments held at the Company's clearing broker collateralize amounts due to the clearing broker, if any, and securities sold, not yet purchased.

Note 3 Related Parties

Under a written agreement, the Parent provides office facilities and administrative services to the Company at no cost.

Note 4 Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at December 31, 2002 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 4,435,086	$ 10,044,530
Equity options	703,375	472,130
U.S Government securities	1,425,776	
Municipal securities	107,141	
Preferred stock - nonmarketable	10,000	
	$ 6,681,378	$ 10,516,660

Note 5 Financial Instruments

In connection with its proprietary trading activities, the Company enters into transactions involving certain derivative financial instruments, primarily exchange-traded futures contracts on equity-based indexes and options on equities. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges and clearing brokers.

Concentrations of Credit Risk—The Company clears all of its trades through one clearing broker located in Chicago, Illinois. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Rosenthal Collins Equities, L.L.C.
Notes to the Statement of Financial Condition
December 31, 2002

Note 6   Net Capital Requirement

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 of "aggregate indebtedness," as those terms are defined. Net capital changes from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of approximately $3,939,000 and $100,000 respectively. The net capital rule may effectively restrict the withdrawal of capital by the member.